

October 18, 2012

China Green Agriculture, Inc.
Mr. Ken Ren
Chief Financial Officer
3 rd Floor, Borough A, Block A, No. 181
South Taibai Road, Xi'an, Shaanxi Province
People's Republic of China 710065

>   **Re: China Green Agriculture, Inc.**
>   **Form 10-K for the Year Ended June 30, 2012**
>   **Filed September 13, 2012**
>   **Form 10-K for the Year Ended June 30, 2011**
>   **Filed September 12, 2011**
>   **File No. 001-34260**

Dear Mr. Ren:

We have reviewed your response dated October 9, 2012 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended June 30, 2012

Item 1A. Risk Factors, page 28

1. Refer to the risk factor regarding the increase in accounts receivable on page 30. Based upon your discussions here and under Operating Activities on page 60, it appears that you have utilized aggressive marketing to retain and expand market share. We note your reference to a "tentative credit period up to 180 days" which was not mentioned in previous filings. Please tell us more about this apparent change in your credit policies. That is, please describe the details of this plan, tell us when it was implemented and identify the subsidiaries to which the 180 day credit policy applies. In this regard, it appears that Gufeng and Jinong have implemented such a policy, at a minimum. Please advise supplementally and in detail.

2. Describe, in detail, whether and how your assessments of customer's creditworthiness and account collectability have changed upon your implementation of the 180 day credit policy. In this regard, given the apparent increase in risk, please explain why your allowance for doubtful accounts fell from approximately two percent of receivables at June 30, 2011 to approximately one percent of receivables at June 30, 2012.

3. Refer to your discussion of Critical Accounting Policies on page 62. We note that your stated policy that "any accounts receivable that is outstanding for more than three months will be accounted as allowance for bad debts" remains unchanged. If this is the case, please explain whether and how you apply this policy to receivables extended with a credit period of up to 180 days.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 50

Unearned Revenue, page 61
4. We note that, despite the material increases in both sales and receivables, your unearned revenue balance has fallen significantly as of June 30, 2012. If fewer advanced deposit payments are required from distributors prior to delivery and sales credits are being offered please further explain why the increase in accounts receivable results in less unearned revenue. Our concern is that you continue to state that sales revenue is recognized when "collectability is reasonably assured." It appears that your new policies could potentially result in an increase in uncollectable accounts and a related increase in the unearned revenue balance. Please explain why this is not the case. We may have further comments upon review of your response.

Financial Statements

Note 2 – Basis of Presentation and Significant Accounting Policies, page F-6

Accounts Receivable, net, page F-7
5. We note from your presentation here and on the face of your financial statements that, although your revenue has increased on 34% year over year, your accounts receivable (net) balance has increased 254% while your allowance for doubtful accounts has increased only 201%. Please provide us with an accounts receivable aging as of June 30, 2012 and 2011, and as of September 30, 2012. Please accompany this aging with an explanation of any receivables balance 180 days outstanding or older as of June 30, 2012 and September 30, 2012.

6. Please identify your customers who account for more than 10% of accounts receivable, net, and provide us with the aging of their accounts receivable balances.

7. As a related matter, please tell us, given your rapid revenue growth, why you believe evaluation of accounts receivable for collectability only at year end is appropriate.

Item 9A. Controls and Procedures, page 66

8. Please tell us how you concluded that, given the omission of the disclosure related to Jintai that you previously represented to us would be included in your Form 10-K for the year ended September 30, 2012, your internal control over financial reporting and disclosure controls and procedures were effective as of June 30, 2012.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Amy Geddes at 202-551-3304 or Margery Reich at 202-551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3211 with any other questions.

Sincerely,

/s/ David R. Humphrey

David R. Humphrey
Accounting Branch Chief